Exhibit 99.1

Pembina Pipeline Corporation Announces $600 Million Public Note Offering

CALGARY, April 1, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL, NYSE: PBA) announced today that it has agreed to offer $600 million of senior unsecured medium-term notes. The notes have a fixed coupon of 4.81% per annum, paid semi-annually, and will mature on March 25, 2044.

Closing of the offering is expected to occur on April 4, 2014 and the net proceeds will be used by the Company for the repayment of certain long term debt of the Company upon maturity, as well as to fund the Company's capital program and for other general corporate purposes.

The notes are being offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated February 22, 2013, a related prospectus supplement dated April 24, 2013 and a related pricing supplement dated April 1, 2014.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements"), including forward-looking statements within the meaning of "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as ""expects", ""will", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking information and statements relating to Pembina's growth plans and the offering, including the anticipated closing date and size of the offering and the anticipated use of the net proceeds of the offering. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); that Pembina's businesses will continue to achieve sustainable financial results; and that the conditions to the closing of the offering can be met on the anticipated timelines.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2013, which can be found under Pembina's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on Pembina's website at www.pembina.com.  In addition, the closing of the offering may not be completed, or may be delayed, if the conditions to the closing of the offering are not satisfied on the anticipated timeline or at all.  Accordingly, there is a risk that the offering will not be completed within the anticipated time, on the terms currently proposed, or at all.  The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws.

All dollar values are in Canadian dollars.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice-President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

CO: Pembina Pipeline Corporation

CNW 12:33e 01-APR-14